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Exhibit 14

Jon M. Huntsman

September 8, 2008

Huntsman Corporation,
    10003 Woodloch Forest Drive,
        The Woodlands, Texas 77380

Attention:	Peter R. Huntsman President and Chief Executive Officer

Ladies and Gentlemen:

        I write to you on behalf of various family members and entities affiliated with the Huntsman family, including myself, set forth on Schedule A (the "Huntsman Family Stockholders"). We are following up on the August 28, 2008 offer from various other Huntsman shareholders to provide merger financing to Hexion Specialty Chemicals, Inc. ("Hexion") and Apollo Global Management, LLC ("Apollo") in which our expectation to participate in the purchase of CVRs (as discussed in and subject to the conditions set forth in such letter) was noted.

        Our expectation has not changed with respect to the financing described in the August 28 letter (the "CVR Financing Letter"). However, we understand that Hexion rejected this offer and, to our knowledge, refuses to consider supplemental equity financing on any terms.

        Although we believe the CVR financing continues to be the best method for providing supplemental financing to Hexion, we are willing to explore other options. To that end, we understand that various other shareholders have offered to make to Huntsman Corporation (the "Company") a backstop commitment that is conditioned on the Huntsman Family Stockholders making a similar backstop commitment to the Company in an aggregate amount (including the commitments of all other shareholders and Huntsman Family Stockholders) of $416,460,102. Accordingly, subject to the three conditions set forth immediately below, each of the Huntsman Family Stockholders hereby severally agrees to make a payment in cash to the Company (a "Backstop Payment") in connection with the consummation of the merger in the amount set forth opposite the name of each Huntsman Family Stockholder on Schedule A. The Huntsman Family Stockholders will receive no equity, debt or other instrument in return for making the Backstop Payments. There are only three conditions to our commitment:

  (1)
  The Company concludes that, for whatever reason, it is not practical on a timely basis to cause Hexion to accept the CVR financing,

  (2)
  The merger is consummated on the terms provided in the current merger agreement on or prior to November 2, 2008, and

  (3)
  The backstop commitments of the other Huntsman shareholders referenced above ("Other Commitment Letters") constitute an aggregate amount (including our commitment hereunder) of not less than $416,460,102, and the Company does not release any party from such commitments once made.

        We understand that the shareholder offer to purchase CVRs from Hexion continues to be outstanding pursuant to its original terms. Our commitment herein to make Backstop Payments is not intended to supplement the CVRs. If we purchase CVRs or make an equity or similar investment in the combined company as may be agreed with Hexion, and the signatories to the Other Commitment Letters are also offered the opportunity to purchase CVRs or make such investments on the same terms and conditions, in each case in amounts proportionate to their respective Backstop Payments, then our commitment to make Backstop Payments to the Company will terminate.

        If the Company agrees to accept our commitment, please countersign this letter and return a copy to me. Upon delivery of the Company's counterpart signature page to this letter and the Company entering into the Other Commitment Letters, this letter will become a binding contract between the Company and the Huntsman Family Stockholders. If the Company does not so accept our commitment and does not enter into the Other Commitment Letters on or prior to September 11, this offer to make the Backstop Payments will terminate without effect. The Company has informed us that it will request the consent of Hexion prior to accepting our commitments and the Company hereby represents and warrants to the Huntsman Family Stockholders that its acceptance of our commitments and entry into this letter will not conflict with or constitute a breach of its obligations under the merger agreement.

        This letter shall be governed by and construed in accordance with the laws of the State of New York. Our obligations under this letter are solely for the Company's benefit, and may not be relied upon or enforced by any other person. The terms of this letter may be amended or waived only by a written instrument signed by the Company and each of the undersigned that is affected by the amendment or waiver. This letter may be executed in any number of counterparts, all of which when taken together shall constitute a single instrument. You and we hereby irrevocably waive to the full extent permitted by applicable law all right to trial by jury in any suit, action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this letter or the transactions contemplated hereby.

[Remainder of Page Intentionally Left Blank]

Very truly yours,
/s/ Jon M. Huntsman

ACCEPTED AND AGREED on September , 2008:
HUNTSMAN CORPORATION
By:
Name: Peter Huntsman Title: President and Chief Executive Officer

SCHEDULE A

Huntsman Family Stockholder	Backstop Payment
Huntsman Family Holdings Company LLC	US$101,793,783
The Jon and Karen Huntsman Foundation	US$79,286,480
Karen H. Huntsman Inheritance Trust	US$83,356
Huntsman Financial Corporation	US$2,317,588
Peter R. Huntsman	US$2,709,099
Spouse of Peter R. Huntsman, as custodian for children	US$43,680
TOTAL	US$186,233,986

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  Exhibit 14
SCHEDULE A